FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press Release dated July 9, 2009 entitled “Santander announces Proposed Exchange Offer for certain of the Group’s outstanding US$ Tier 1 Hybrid Securities”

2	Press Release dated July 9, 2009 entitled “Santander announces exchange offers to commence today for certain of the Group’s outstanding US$ Tier 1 and Upper Tier 2 hybrids”

Item 1

PRESS RELEASE

9 JULY 2009

Santander announces Proposed Exchange Offer for certain of the Group’s outstanding US$ Tier 1 Hybrid Securities

•
Santander intends to file with the SEC a registration statement relating to a proposed offer to exchange six series of the Group’s Outstanding US Dollar Denominated Tier 1 Hybrid Securities for new US Dollar Denominated Guaranteed Preferred Securities.

•	Seperately, the Group also is also announcing exchange offers for certain of its other outstanding Tier 1 Hybrid Securities and Upper Tier 2 Securities.

•
In total, Santader is making or intends to make exchange offers relating to 30 capital securities issued by Santander and its subsidiaries with a total notional amount of approximately €9.1 billion ($12.5 billion).

•	Holders of outstanding Tier 1 Hybrid Securities will be offered new Santander Tier 1 Hybrid securities.

•	Holders of outstanding Upper Tier 2 Securities will be offered new Santander Lower Tier 2 securities.

•	The purpose of the exchange offers is to improve the efficiency of the Group’s capital structure and to strengthen the balance sheet

Banco Santander, S.A. (“Santander” and together with its subsidiaries the “Group”) announced today a capital markets transaction to improve the efficiency of the Group’s capital structure and strengthen the balance sheet. The exchange offers comprise offers by Santander and certain of its subsidiaries to exchange certain existing  Tier 1 Hybrid Securities and Upper Tier 2 Securities of Santander and certain of its subsidiaries (together, the “Exchange Offers”) for new capital instruments (together, the “New Securities”).

The Exchange Offers will provide holders of the Group’s existing capital securities the opportunity to exchange for them for new securities with a market coupon, and at the same time receive a one-time cash premium.  Future redemption decisions in respect of all Tier 1 Hybrid Securities and Upper Tier 2 Securities that remain outstanding following the Exchange Offers will be made on a purely economic basis.

Description of Proposed Exchange Offer

Santander intends to file today a registration statement with the Securities and Exchange Commission (the “SEC”) in connection with a proposed exchange offer (the “Proposed Exchange Offer”) by Santander and it subsidiary, Santander Financial Exchanges Limited (the “Offerors”),  which would be one of the Exchange Offers described above and in which they would offer up to 51,440,000 10.5% Non-Cumulative Guaranteed Preferred Securities, par value $25 per security, of Santander Finance Preferred, S.A. Unipersonal and up to 1,000,000 Fixed-to-Floating Non-Cumulative Guaranteed Preferred Securities, par value $1,000 per security, of Santander Finance Preferred, S.A. Unipersonal in exchange for  the Existing Securities as described.

The terms of the Proposed Exchange Offer described below are subject to change and there can be no assurances that Santander will launch or complete the Proposed Exchange Offer at all, or at the exchange values set forth below or on the other terms set forth in the preliminary prospectus that Santander expects to file today with the SEC. The Proposed Exchange Offer will commence if, as and when the registration statement relating to the Proposed Exchange Offer, is filed with the SEC and has been declared effective or the commencement is otherwise announced. If the Proposed Exchanged Offer commences, the New Securities may not be sold nor may offers be accepted prior to the time the registration statement becomes effective.

Existing Securities	CUSIP and ISIN	Liquidation Preference of New Securities to Be Issued in Exchange for Existing Securities	Cash Exchange Incentive Amount
7,600,000 outstanding 6.410% non-cumulative existing Series 1 preferred securities, par value $25, fully and unconditionally guaranteed by Banco Santander S.A.	80281R300; US80281R3003
$78 in liquidation preference of fixed exchange preferred securities (liquidation preference $25 per security) per $100 in liquidation preference of existing Series 1 preferred securities tendered for exchange. Cash will be paid in lieu of any fractional exchange preferred securities.
$12 per $100 liquidation preference of existing Series 1 preferred securities tendered for exchange.

20,000,000 outstanding 6.800% non-cumulative existing Series 4 preferred securities, par value $25, fully and unconditionally guaranteed by Banco Santander S.A.	80281R706; US80281R7061
$77 in liquidation preference of fixed exchange preferred securities (liquidation preference $25 per security) per $100 in liquidation preference of existing Series 4 preferred securities tendered for exchange. Cash will be paid in lieu of any fractional exchange preferred securities.
$13 per $100 liquidation preference of existing Series 4 preferred securities tendered for exchange.

24,000,000 outstanding 6.500% non-cumulative existing Series 5 preferred securities, par value $25, fully and unconditionally guaranteed by Banco Santander S.A.	80281R805; US80281R8051
$72 in liquidation preference of fixed exchange preferred securities (liquidation preference $25 per security) per $100 in liquidation preference of existing Series 5 preferred securities tendered for exchange. Cash will be paid in lieu of any fractional exchange preferred securities.
$13 per $100 liquidation preference of existing Series 5 preferred securities tendered for exchange.

14,000,000 outstanding Floating Rate (Three-Month U.S. dollar LIBOR plus 0.52%) non-cumulative existing Series 6 preferred securities, par value $25, fully and unconditionally guaranteed by Banco Santander S.A.
80281R888; US802818887
$46 in liquidation preference of fixed exchange preferred securities (liquidation preference $25 per security) per $100 in liquidation preference of existing Series 6 preferred securities tendered for exchange. Cash will be paid in lieu of any fractional exchange preferred securities.
$9 per $100 liquidation preference of existing Series 6 preferred securities tendered for exchange.

8,000,000 outstanding 7.300% existing Sovereign depositary shares (each Representing a 1/1,000th interest in a Share of Series C Non-Cumulative Perpetual Preferred Stock), liquidation preference $25.	845905405; US8459054057
$80 in liquidation preference of fixed exchange preferred securities (liquidation preference $25 per security) per $100 in liquidation preference of existing Sovereign depositary shares tendered for exchange. Cash will be paid in lieu of any fractional exchange preferred securities.
$10 per $100 liquidation preference of existing Sovereign depositary shares tendered for exchange.

Existing Securities	CUSIP and ISIN	Liquidation Preference of New Securities to Be Issued in Exchange for Existing Securities	Cash Exchange Incentive Amount
1,000,000 outstanding 8.963% non-cumulative existing Abbey National trust preferred securities, liquidation preference $1,000, fully and unconditionally guaranteed by Abbey National plc.	002927AA9; US002927AA95
$800 in liquidation preference of fixed-to-floating exchange preferred securities (liquidation preference $1,000 per security) per $1,000 in liquidation preference of existing Abbey National trust preferred securities tendered for exchange. Cash will be paid in lieu of any fractional exchange preferred securities.
$100 per $1,000 liquidation preference of existing Abbey National trust preferred securities tendered for exchange.

This press release does not constitute an offer of any securities for sale.  The registration statement that Santander intends to file with the SEC (which will include a preliminary prospectus and related materials) for the Proposed Exchange Offer has not yet become effective.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The Proposed Exchange Offer will not be made to, and any offers to exchange will not be accepted from, or on behalf of, holders in any jurisdiction in which the making of such  an offer would not be in compliance with the laws or regulations of such jurisdictions.

Certain Matters Relating to Non-US Jurisdictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of any New Securities which are the subject of the Proposed Exchange Offer (the “New Securities”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any New Securities may be made at any time with effect from and including the Relevant Implementation Date under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of New Securities shall require the issuer, the guarantor, the Offerors or the dealer manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any New Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any New Securities to be offered so as to enable an investor to decide to purchase any New Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

The communication of this document and any other documents or materials relating to the Proposed Exchange Offer is not being made and such documents and/or materials have not been approved by an authorized person for the purpose of section 21 of the Financial Services and Markets Act 2000.  Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom.  The communication of such documents and/or materials as a financial promotion is only being made to persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets 2000 (Financial Promotion) Order 2005 (the “Order”) or persons who are within Article 43 of the Order or any other persons to whom it may otherwise lawfully be made under the Order.

France

This announcement and the Proposed Exchange Offer, if commenced,  is not being made, directly or indirectly, to the public in the Republic of France and only qualified investors (Investisseurs Qualifiés) other than individuals, as defined in and in accordance with Articles L.411-1, L.411-2 and D.411-1 and D.411-3 of the French Code Monétaire et Financier are eligible to participate in the Proposed Exchange Offer.  This document and any other offering material relating to the Proposed Exchange Offer have not been and shall not be distributed to the public in The Republic of France. Neither this document nor any other offering material relating to the Proposed Exchange Offer has been submitted to the clearance of the Autorité des Marchés Financiers.

Belgium

The Proposed Exchange Offer is not being made, directly or indirectly, to the public in Belgium.  Neither the Proposed Exchange Offer, any offering material relating to the Proposed Exchange Offer, nor has this document been notified to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financiére et des assurances) pursuant to Article 18 of the Belgian law of 22 April 2003 on the public offering of securities (the “Law on Public Offerings”) nor has this document or any other information circular, brochure or similar document relating to the Proposed Exchange Offer been, nor will it be, approved by the Belgian Banking, Finance and Insurance Commission pursuant to Article 14 of the Law on Public Offerings.  Accordingly, neither this document nor any other offering material relating to the Proposed Exchange Offer may be advertised and this document and any other information circular, brochure or similar document relating to the Proposed Exchange Offer may not be distributed, directly or indirectly, in Belgium only to qualified investors referred to in Article 6, paragraph 3 of the Law of 1 April 2007 on public acquisitions, acting for their own account.

Italy

The Proposed Exchange Offer is not being made in The Republic of Italy.  None of the Proposed Exchange Offer, this document nor any other offering material relating to the Proposed Exchange Offer has been submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations.  Accordingly, holders of the Existing Securities are notified that, to the extent such holders are located or resident in The Republic of Italy, the Proposed Exchange Offer is not available to them and they may not offer Existing Securities for exchange in the Proposed Exchange Offer nor may the New Securities be offered, sold or delivered in The Republic of Italy and, as such, any instruction to exchange Existing Securities received from or on behalf of such persons shall be ineffective and void, and neither this document nor any other documents or materials relating to the Proposed Exchange Offer, the Existing Securities or the New Securities may be distributed or made available in The Republic of Italy.

General

Neither this document nor any other offering material relating to the Proposed Exchange Offer constitutes an offer to sell or buy or a solicitation of an offer to sell or buy the Existing Securities and/or the New Securities, as applicable, and offers of Existing Securities for exchange in the Proposed Exchange Offer will not be accepted from holders in any circumstances in which such offer or solicitation is unlawful.  In those jurisdictions where the securities, blue sky or other laws require the Proposed Exchange Offer to be made by a licensed broker or dealer and a dealer manager or any of its affiliates is such a licensed broker or dealer in such jurisdictions, the Proposed Exchange Offer shall be deemed to be made by such dealer manager or such affiliate (as the case may be) on our behalf in such jurisdictions. Each holder of Existing Securities participating in the Proposed Exchange Offer will also be deemed to give certain representations in respect of the jurisdictions referred to above.  Any offer of Existing Securities for exchange pursuant to the Proposed Exchange Offer from a person that is unable to make these representations will not be accepted.  The issuer, the guarantor, the Offerors and the dealer managers each will reserve the right, in their respective absolute discretion, to investigate, in relation to any offer of Existing Securities for exchange pursuant to the Proposed Exchange Offer, whether any such representation given by a person is correct and, if such investigation is undertaken and as a result any of them determine (for any reason) that such representation is not correct, such offer shall not be accepted.

Item 2

PRESS RELEASE

9 JULY 2009

Santander announces exchange offers to commence today for certain of the Group’s outstanding US$ Tier 1 and Upper Tier 2 hybrids

•	Exchange offers for $1.5 billion Upper Tier 2 securities issued by Santander Perpetual, S.A.U. and $77 million Tier 1 hybrid securities issued by Banesto Holdings Ltd.

•	In addition to these exchange offers, the Group is also conducting exchange offers for certain of its other outstanding Tier 1 hybrid securities and Upper Tier 2 securities.

•
In total, Santader is making or intends to make exchange offers relating to 30 capital securities issued by Santander and its subsidiaries with a total notional amount of approximately €9.1 billion ($12.5 billion).

•	Holders of outstanding Tier 1 hybrid securities will be offered new Santander Tier 1 hybrid securities.

•	Holders of outstanding Upper Tier 2 Securities will be offered new Santander Lower Tier 2 securities.

•	The purpose of the exchange offers is to improve the efficiency of the Group’s capital structure and to strengthen the balance sheet

Banco Santander, S.A. (“Santander” and together with its subsidiaries the “Group”) announced today a capital markets transaction to improve the efficiency of the Group’s capital structure and strengthen the balance sheet. The exchange offers comprise offers by Santander and certain of its subsidiaries to exchange certain existing Tier 1 hybrid securities and Upper Tier 2 securities of Santander and its subsidiaries (together, the “Exchange Offers”) for new capital instruments (together, the “New Securities”).

The Exchange Offers provide holders of these securities the opportunity to exchange their existing securities for new securities with a market coupon, and at the same time receive a one-time cash premium.  Future redemption decisions in respect of all Tier 1 hybrid securities and Upper Tier 2 securities outstanding following the Exchange Offers will be made on a purely economic basis.

Description of Private Exchange Offers

As part of the Exchange Offers, the Santander and its subsidiary, Santander Financial Exchanges Limited (the “Offerors”), intend to commence today the following two Exchange Offers to qualified institutional buyers as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(2) thereof and to holders outside the United States pursuant to Regulation S thereunder (the “Private Exchange Offers”):

1)	Offer to Exchange into new Santander Lower Tier 2 securities

Offer to exchange any and all of the Outstanding Upper Tier 2 securities described below into Santander Issuances, S.A. Unipersonal  6.5% Guaranteed Subordinated Notes. In addition to New Santander Lower Tier 2 securities, holders participating in this Private Exchange Offer will receive a cash premium as an incentive to participate in this Private Exchange Offer, as well as (subject to certain exceptions) accrued but unpaid interest on the Outstanding Upper Tier 2 securities tendered for exchange.

Existing Securities	CUSIPs and ISINs	New Securities to be Issued in Exchange for Existing Securities	Cash Exchange Incentive Amount
Series 2 $1,500,000,000 Guaranteed Perpetual Step-Up Subordinated Notes	80281YAA5 and E86920AA8; US80281YAA55 and USE86920AA84	$75,000 aggregate principal amount of New Securities per $100,000 principal amount of Existing Securities tendered for exchange. Cash will be paid in lieu of any fractional New Securities.	$10,000 per $100,000 principal amount of Existing Securities tendered for exchange

2)	Offer to Exchange into new Santander Tier 1 hybrid securities

Offer to exchange any and all of the Outstanding Preferrence Shares referred to below into Santander Finance Preferred, S.A. Unipersonal 10.5% Fixed-to-Floating Non-Cumulative Guaranteed Preferred Securities with a par value $100,000 per security.

Existing Securities	CUSIP and ISIN	Liquidation Preference of New Securities to Be Issued in Exchange for Existing Securities
3,091,416 Banesto Holdings Ltd. 10.500% Non-Cumulative Guaranteed Preference Shares, Series A, guaranteed by Banco Espanol de Credito, S.A.	059873109; US0598731091
$90,000 in liquidation preference of New  Securities (liquidation preference $100,000 per security) per $100,000 in liquidation preference of Existing  Security tendered for exchange. Cash will be paid in lieu of any fractional New Securities.

The exchange ratios and cash exchange incentive amounts in the above tables may be changed by the offerors in their absolute discretion at any time prior to the expiration the Private Exchange Offers subject to any legal obligation to extend the offer.

The Private Exchange Offers will commence today, July 9, 2009, and will expire subject to any required extension of the offers on  August 6, 2009, 5.00 p.m.. New York time, unless extended or earlier terminated by the Offerors (the “Expiration Date”).

The Private Exchange Offers are only being made, and copies of the Private Exchange Offer documents will only be made available, to holders of outstanding securities subject to the Private Exchange Offers (the “Existing Securities”) that have certified certain matters to the Offerors, including their status as either “qualified institutional buyers,” as that term is defined in Rule 144A under the Securities Act or persons other than “U.S. persons,” as that term is defined in Rule 902 under the Securities Act (collectively, “Eligible Holders”).

Holders of Existing Securities holding through The Depository Trust Company and wishing to tender Existing Securities pursuant to the Private Exchange Offers must submit, or arrange to have submitted on their behalf, at or before the Expiration Date and, before the respective deadlines set by such clearing systems, duly completed electronic instructions, in accordance with DTC’s requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The Private Exchange Offers are also not being made to, and any offers to exchange will not be accepted from, or on behalf of, Eligible Holders in any jurisdiction in which the making of such Private Exchange Offers would not be in compliance with the laws or regulations of such jurisdictions.

THE NEW SECURITIES HAVE NOT BEEN AND ARE NOT EXPECTED TO BE REGISTERED UNDER THE SECURITIES ACT AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

This is not an offer to sell or exchange and it is not a solicitation of an offer to buy securities in any jurisdiction in which such offer, sale or exchange is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. Neither the issuer, the offerors, the guarantor or the dealer manager has taken any action in any jurisdiction outside of the United States to facilitate a public offer of securities outside the United States or to facilitate the distribution of this document nor the Private Exchange Offer documents in any jurisdiction outside of the United States.  Neither this document nor any Private Exchange Offer document constitutes an invitation to participate in the Private Exchange Offers in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such invitation under applicable securities laws. The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document or the Private Exchange Offer documents comes are required by each of the issuer, the guarantor, the offerors and the dealer manager to inform themselves about, and to observe, any such restrictions. No action has been or will be taken in any jurisdiction by the issuer, the guarantor, the offerors or the dealer manager in relation to the exchange offer described herein and in the Private Exchange Offer documents that would permit a public offering of securities. The ability of  non-U.S. persons to tender Existing Securities in the Private Exchange Offers will be subject to compliance with applicable laws and may depend on whether there is an exemption available under applicable law that would permit the person to participate in the Private Exchange Offers without the need for the issuer, the guarantor, the offerors or the dealer manager to take any action to facilitate a public offering of securities in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings of securities if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.  Non-U.S. holders should consult their advisors in considering whether they may participate in the Private Exchange Offers in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the New Securities that may apply in their home countries. No assurance can be provided about whether such limitations may exist.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of any New Securities which are the subject of the offering contemplated by this document  may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any New Securities may be made at any time with effect from and including the Relevant Implementation Date under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of New Securities shall require the Issuer, the Guarantor, the offerors or the dealer manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any New Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any New Securities to be offered so as to enable an investor to decide to purchase any New Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

The communication of this document and any other documents or materials relating to the exchange offer is not being made and such documents and/or materials have not been approved by an authorised person for the purpose of section 21 of the Financial Services and Markets Act 2000.  Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom.  The communication of such documents and/or materials as a financial promotion is only being made to persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets 2000 (Financial Promotion) Order 2005 (the “Order”) or persons who are within Article 43 of the Order or any other persons to whom it may otherwise lawfully be made under the Order.

France

This announcement and the Private Exchange Offers are not being made, directly or indirectly, to the public in the Republic of France and only qualified investors (Investisseurs Qualifiés) other than individuals, as defined in and in accordance with Articles L.411-1, L.411-2 and D.411-1 and D.411-3 of the French Code Monétaire et Financier are eligible to participate in the exchange offer.  This document and any other offering material relating to the Exchange Offers have not been and shall not be distributed to the public in The Republic of France. Neither this document nor any other offering material relating to the Exchange Offers has been submitted to the clearance of the Autorité des Marchés Financiers.

Belgium

The Exchange Offers are not being made, directly or indirectly, to the public in Belgium.  Neither the Exchange Offers, any offering material relating to the Exchange Offers, nor this document has been notified to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financiére et des assurances) pursuant to Article 18 of the Belgian law of 22 April 2003 on the public offering of securities (the “Law on Public Offerings”) nor has this document or any other information circular, brochure or similar document relating to the Exchange Offers been, nor will it be, approved by the Belgian Banking, Finance and Insurance Commission pursuant to Article 14 of the Law on Public Offerings.  Accordingly, neither this document nor any other offering material relating to the Exchange Offers may be advertised and this document and any other information circular, brochure or similar document relating to the Exchange Offers may not be distributed, directly or indirectly, in Belgium only to qualified investors referred to in Article 6, paragraph 3 of the Law of 1 April 2007 on public acquisitions, acting for their own account.

Italy

The Exchange Offers are not being made in The Republic of Italy.  None of the Exchange Offers, this document nor any other offering material relating to the Exchange Offers has been submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations.  Accordingly, holders of the existing securities are notified that, to the extent such holders are located or resident in The Republic of Italy, the Exchange Offers are not available to them and they may not offer existing securities for exchange in the Exchange Offers nor may the New Securities be offered, sold or delivered in The Republic of Italy and, as such, any instruction to exchange existing securities received from or on behalf of such persons shall be ineffective and void, and neither this document nor any other documents or materials relating to the Exchange Offers, the Existing Securities or the New Securities may be distributed or made available in The Republic of Italy.

General

Neither this document nor any other offering material relating to the Exchange Offers constitutes an offer to sell or buy or a solicitation of an offer to sell or buy the Existing Securities and/or the New Securities, as applicable, and offers of Existing Securities for exchange in the Exchange Offers will not be accepted from holders in any circumstances in which such offer or solicitation is unlawful.  In those jurisdictions where the securities, blue sky or other laws require the Exchange Offers to be made by a licensed broker or dealer and a dealer manager or any of its affiliates is such a licensed broker or dealer in such jurisdictions, the Exchange Offers shall be deemed to be made by such dealer manager or such affiliate (as the case may be) on our behalf in such jurisdictions. Each holder of  Existing Securities participating in the Exchange Offers will also be deemed to give certain representations in respect of the jurisdictions referred to above.  Any offer of Existing Securities for exchange pursuant to the Exchange Offers from a person that is unable to make these representations will not be accepted.  The issuer, the guarantor, the offerors and the dealer manager each reserve the right, in their respective absolute discretion, to investigate, in relation to any offer of Existing Securities for exchange pursuant to the Exchange Offers, whether any such representation given by a person is correct and, if such investigation is undertaken and as a result any of them determine (for any reason) that such representation is not correct, such offer shall not be accepted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	July 9, 2009	By:	/s/ José Antonio Álvarez
			Name:	José Antonio Álvarez
			Title:	Executive Vice President